Document 1

NEOVASC INC.

NOTICE OF
ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS OF
NEOVASC INC.
TO BE HELD ON JUNE 4, 2019

MANAGEMENT INFORMATION CIRCULAR

DATED: MAY 2, 2019

NEOVASC INC.
Suite 5138 - 13562 Maycrest Way
Richmond, British Columbia
Canada V6V 2J7
Telephone No.:  (604) 270-4344 - Fax No.:  (604) 270-4384
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of Neovasc Inc. (the “Company” or “Neovasc”) will be held at 2600 – 595 Burrard St., Vancouver, British Columbia, on June 4, 2019 at 8:00 a.m. (Vancouver time) for the following purposes:
1.	to receive and consider the audited financial statements of the Company for the year ended December 31, 2018 together with the auditor’s report thereon;
2.	to elect directors for the ensuing year;
3.
to consider and, if thought fit, to approve, with or without amendment, a special resolution of shareholders approving and authorizing an amendment to the Company’s articles to effect a consolidation of the issued and outstanding common shares (“Common Shares”) of the Company on the basis of up to 10 existing Common Shares for one new Common Share;

4.	to appoint an auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor; and
5.	to transact such other business as may properly come before the meeting.
The board of directors has fixed May 2, 2019 as the record date for determining the shareholders entitled to receive notice of and vote at the Meeting. Shareholders unable to attend the meeting in person are requested to read the enclosed management information circular and proxy (or Voting Instruction Form, a “VIF”) and complete and deposit the proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the proxy to them.
DATED at Vancouver, British Columbia this 2nd day of May, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS
Signed: Steve Rubin
Steve Rubin
Director

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

NEOVASC INC.
Suite 5138 - 13562 Maycrest Way
Richmond, British Columbia
Canada V6V 2J7
Telephone No.: (604) 270-4344 - Fax No.:  (604) 270-4384

MANAGEMENT INFORMATION CIRCULAR
as at May 2, 2019
This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Neovasc Inc. (the “Company” or “Neovasc”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held on June 4, 2019 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.
In this Management Information Circular, references to the “Company”, “Neovasc”, “we” and “our” refer to Neovasc Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.
GENERAL PROXY INFORMATION
2018 Common Share Consolidation
On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares. All references in this Management Information Circular to Common Shares and options have been retroactively adjusted to reflect the share consolidation.
Solicitation of Proxies
The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, executive officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of Common Shares held as of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
Appointment of Proxyholders
The individuals named in the accompanying form of proxy (the “Proxy”) are executive officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder
The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:
(a)          each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;
(b)          any amendment to or variation of any matter identified therein; and
(c)          any other matter that properly comes before the Meeting.
In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.
Registered Shareholders
Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:
(a)
completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)
using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)
logging on to Computershare’s website at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.
Beneficial Shareholders
The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.
If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).
Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.
There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).
The Company is taking advantage of the provisions of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent, Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.
These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.
By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.
Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting. The Company does not intend to pay for intermediaries to forward to OBOs under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.
The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.
Notice to Shareholders in the United States
The solicitation of proxies and the matters to be voted on, as contemplated in this Management Information Circular, involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. As a “foreign private issuer” as defined under Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), the proxy solicitation rules under the 1934 Act, including Regulation 14A thereunder, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.
The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Canada Business Corporations Act, as amended (the “CBCA”), certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its executive officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its executive officers and directors to subject themselves to a judgment by a United States court.
Revocation of Proxies
In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:
(a)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Company at 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia V7X 1L3, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.
A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as disclosed herein, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted on at the Meeting other than the election of directors and appointment of auditors.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The board of directors (the “Board”) of the Company has fixed May 2, 2019 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.
The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “Nasdaq”). As of May 2, 2019, there were 67,475,883 Common Shares issued and outstanding, each carrying the right to one vote. The Company is also authorized to issue an unlimited number of Preferred Shares, which do not have voting rights. There were no Preferred Shares issued and outstanding as at May 2, 2019.
No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.
To the knowledge of the directors and executive officers of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at May 2, 2019.
FINANCIAL STATEMENTS
The audited financial statements of the Company for the year ended December 31, 2018, report of the auditor and related management discussion and analysis, all of which may be obtained from SEDAR at www.sedar.com, will be placed before the Meeting and have been filed with the securities commissions or similar regulatory authority in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.
VOTES NECESSARY TO PASS RESOLUTIONS
A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein, other than the Share Consolidation Resolution (as defined herein), which must be passed by two-thirds of affirmative votes cast at the Meeting. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

PARTICULARS OF MATTERS TO BE ACTED UPON
1.	Election of Directors – See heading “Election of Directors”.
2.	Appointment of Auditor – See heading “Appointment of Auditor”.
3.	Approval of Common Share Consolidation – See heading “Approval of Common Share Consolidation”.
ELECTION OF DIRECTORS
The articles of the Company set out that the number of directors of the Company will be a minimum of three and a maximum of twenty. The term of office of each of the six current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with provisions of the CBCA, each director elected will hold office until the conclusion of the next annual meeting of the Company, or if no director is then elected, until a successor is elected.
Majority Voting Policy
In accordance with good corporate governance practices and procedures, the Board amended the Company’s Majority Voting Policy (the “Amended Majority Voting Policy”) on March 8, 2017. The Amended Majority Voting Policy provides that, at a meeting for the uncontested election of directors (being an election where the number of nominees for director is not greater than the number of directors to be elected), each director of the Company must be elected by the vote of a majority of the Company’s Common Shares, represented in person or by proxy, at such meeting. Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee.
If, in an uncontested election of directors, the number of Common Shares withheld for a nominee equals or exceeds the number of Common Shares voted for that nominee at the meeting, either in person or by proxy, that director must immediately tender his or her resignation. The Company’s corporate governance and nominating committee (the “CGNC”) will expeditiously consider whether to recommend to the Board whether or not to accept the resignation.  The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board. In its deliberations, the CGNC of the Company may consider such extenuating circumstances as it deems appropriate.
The Board shall determine whether or not to accept the resignation within ninety days of the relevant shareholders’ meeting. The Board shall accept the resignation absent extenuating circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or meetings of the CGNC of the Board at which the resignation is considered.
The Company shall promptly issue a news release with the Board’s decision, which must fully state the reasons for that decision.
Nominees
The following table sets out the names of management’s six nominees for election as directors, all major offices and positions with the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the date of this Circular. Dr. William O’Neill will not be seeking re-election at the Meeting.
Name, Country of Residence and Position	Principal Occupation or Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Steven Rubin(8) Florida, USA Director	Executive Vice-President, Administration for OPKO Health, Inc.	Since July l, 2008 and predecessor company since 2007	2,069(2)
Paul Geyer(8) BC, Canada Director	CEO, Discovery Parks and Nimbus Synergies	Since November 2, 2000	338,005(3)
Doug Janzen(8)(9) BC, Canada Director	CEO, Aequus Pharmaceuticals Inc.	Since June 2, 2005	1,215(4)
Dr. Jane Hsiao(9)(10) Florida, USA Director	Vice-Chairman and Chief Technology Officer of OPKO Health, Inc.	Since July l, 2008 and predecessor company since 2007	25,769(5)
Alexei Marko(10) BC, Canada Director	Director of the Company	Since June 12, 2003	nil(6)
Fred Colen Florida, USA Director and Chief Executive Officer	Chief Executive Officer of Neovasc Inc.	Nil	111,111(7)

Notes:
(1)
The information as to principal occupation, business or employment (for the preceding five years for any new director) and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees themselves.

(2)	Mr. Rubin holds options to purchase 301,700 Common Shares.
(3)
Of the 338,005 Common Shares over which Mr. Geyer exercises control, 166 Common Shares are held in the name of PNG Enterprise Foundation, a company in which Mr. Geyer is a majority shareholder; and 4,500 Common Shares are held in the name of Quimby Investments (VCC) Ltd., a company in which Mr. Geyer is a majority shareholder. Mr. Geyer holds options to purchase 301,750 Common Shares.

(4)	Mr. Janzen holds options to purchase 301,800 Common Shares.
(5)
Of the 25,769 Common Shares over which Dr. Hsiao exercises control, 17,857 are held in the name of Hsu Gamma Investment LP, a limited partnership in which Dr. Hsiao holds a majority interest. Dr. Hsiao holds options to purchase 301,600 Common Shares.

(6)	Mr. Marko holds options to purchase 304,450 Common Shares.
(7)	Mr. Colen holds options to purchase 1,872,500 Common Shares.
(8)	Member of the Audit and Strategic Activities Committee (the “Audit and Strategic Activities Committee”) of the Board.
(9)	Member of the compensation committee (the “Compensation Committee”) of the Board.
(10)	Member of the CGNC of the Board.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.
Director Biographies
Steven Rubin — Chairman of the Board and Director
Mr. Rubin is Chairman of the Board. Mr. Rubin has served as Executive Vice President — Administration of OPKO since May 2007 and as a director of OPKO Health Inc. since February 2007. Mr. Rubin currently serves on the board of directors of Red Violet Inc. (NASDAQ:RDVT), a leading provider of information and analytical solutions, Non‑Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Cocrystal Pharma, Inc. (NASDAQ: COCP), a biotechnology company developing new treatments for viral diseases, Chromadex Corporation (NASDAQ: CDXC), an integrated, global nutraceutical company devoted to improving the way people age, Eloxx Pharmaceuticals, Inc. (Formerly Sevion Therapeutics, Inc.) (NASDAQ:ELOX), a clinical stage company which discovers and develops next‑generation biologics for the treatment of cancer and immunological diseases, and Castle Brands, Inc. (NYSE American: ROX), a developer and marketer of premium brand spirits. Mr. Rubin previously served as a director of Dreams, Inc., a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., SciVac Therapeutics, Inc. prior to its merger with VBI Vaccines, Inc., Tiger X Medical, Inc. prior to its merger with BioCardia, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013. Mr. Rubin was elected to the Company’s board of directors on July 1, 2008. He is a resident of the state of Florida, United States. Mr. Rubin is also a member of the Company’s Audit and Strategic Activities Committee.
Paul Geyer — Director
Mr. Geyer resigned as President and Chief Executive Officer of the Company on July 1, 2008. Mr. Geyer has served on the Company’s board since November 2, 2000 and is a resident of British Columbia, Canada. In addition, Mr. Geyer is a member of the Audit and Strategic Activities Committee.
Since June 2009, Mr. Geyer has been Executive Chair of the board of directors of LightIntegra Technology Inc., a private medical device company focused on the development of the ThromboLux technology, used as a point of care device to determine platelet quality for blood transfusions. From June 2009 to March 2017, Mr. Geyer was Chief Executive Officer of LightIntegra Technology Inc.
Mr. Geyer is currently the Chief Executive Officer of Discovery Parks and Nimbus Synergies, focused on investment in the growth of Health Technology companies in BC. He is also an active angel investor and supporter of local technology and life sciences firms. Mr. Geyer is on the board of directors of several private Health Technology companies. Mr. Geyer is also a Board member and past Chairman of BC Social Venture Partners. In April 2011, Mr. Geyer was awarded the LifeSciences BC Leadership Award.
Douglas Janzen — Director
Mr. Janzen has been involved in the life sciences industry for the past 20 years. He is currently the CEO of Northview Ventures, an entity which invests in, and provides strategic advisory services to, a number of technology companies predominately in the life sciences industry. Mr. Janzen has also been Chairman of Lexington Biosciences., a company listed on the TSXV, since January 2017. Most Recently, Mr. Janzen has taken the position of CEO of Aequus Pharmaceuticals Inc., which listed on the TSXV on March 17, 2015. Mr. Janzen was originally elected to the Company’s Board of Directors on June 2, 2005 and is a resident of British Columbia, Canada. In addition, Mr. Janzen is a member of the Company’s Audit and Strategic Activities and Compensation Committees.
Previously, he was President and CEO of Cardiome Pharma Corp. (“Cardiome”), a Nasdaq‑listed drug development company that completed an C$800 million licensing deal with subsidiaries of Merck & Co. and saw its lead product approved in Europe in 2010. Prior to his involvement with Cardiome, Mr. Janzen was an investment banker with Cormark Securities Inc., a Toronto‑based investment bank, acting as Managing Director of Life Sciences. Mr. Janzen is the past Chairman of Life Sciences British Columbia, has served as a director of Biotech Canada, and sits as a director on a number of public and private boards. Mr. Janzen is a past winner of Vancouver’s “Top 40 under 40” award.
Dr. Jane Hsiao — Director
Dr. Hsiao has served as Vice-Chairman and Chief Technical Officer of OPKO (NASDAQ: OPK) since May 2007 and as a director of OPKO since February 2007. Dr. Hsiao has served as Chairman of the Board of Non-Invasive Monitoring Systems, Inc. (OTCBB: NIMU), a medical device company, since October 2008 and was named Interim Chief Executive Officer of Non-Invasive Monitoring Systems, Inc. in February 2012. Dr. Hsiao is also a director of each of TransEnterix, Inc., (NYSE American: TRXC), Cocrystal Pharma, Inc. (NASDAQ: COCP), a publicly traded biotechnology company developing new treatments for viral diseases and OPKO Health, Inc. (NASDAQ: OPK). Dr. Hsiao was elected to the Company’s board of directors on July 1, 2008. She is a resident of the state of Florida, United States. Dr. Hsiao is also a member of the Company’s Compensation Committee and CGNC.
Alexei Marko — Director
Alexei Marko’s almost 25 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Marko held management positions with Neovasc’s predecessor companies since 1999 and assumed the role of CEO in 2008 in conjunction with the company’s expansion and restructuring. Mr. Marko was appointed to the Company’s board of directors on June 12, 2003 and is a resident of British Columbia, Canada. Mr. Marko resigned from his position as Chief Executive Officer of Neovasc in January 2018. He is a member of the CGNC.
In October 2007, Mr. Marko was appointed President and Chief Operating Officer of Medical Ventures Corp. (MEV), a predecessor company. Previously, Mr. Marko was the Vice President and Chief Operating Officer and Vice President, Development and Engineering of MEV.
Mr. Marko is a listed inventor on a number of issued or pending patents related to medical technologies. He is also a registered professional engineer and sits on the board of directors for the Medical Device Development Centre in Vancouver. In 2005, he was named one of Business in Vancouver’s “Top Forty Under 40” in recognition of his achievements.
Mr. Marko completed both his B.A.Sc. (Hons) at Queen’s University and an M.A.Sc. in electrical engineering at the University of British Columbia, specializing in medical device development.
Fred Colen — President, Chief Executive Officer
Fred Colen has over 40 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Colen has held management positions with Neovasc since January 2018. Mr. Colen is a resident of Florida, United States.

Fred Colen has contributed to many significant turnarounds in his career, including the post-acquisition Guidant Company, which became the CRM division of Boston Scientific Corporation (“Boston Scientific”), a firm with which he held progressively senior executive roles over 11 years, including Chief Technology Officer from 2001-2008 and Member of the Executive Committee from 2001-2010. During his tenure at Boston Scientific, Mr. Colen is credited with numerous successes. As President of the company’s Cardiac Rhythm Management (CRM) Group his team regained trust and confidence in the division’s implantable pacemakers, leads, defibrillators and re-synchronization devices, increasing annual product revenue growth by over 10% in a flat US market and growing global divisional operating income from below 10% to 25% of sales, exceeding the planned annual free cash flow goals. As Chief Technology Officer, he led the development and global commercial launch for the Company’s first- and second-generation implantable drug-eluting coronary stents (the Taxus Express and Taxus Liberte), leading to global market leadership with incremental revenues of $2 billion annually. The Taxus Express market introduction is viewed as one of the most successful launches ever in the medical device industry.
Prior to joining Boston Scientific, Mr. Colen, in his role as Executive Vice President in the Pacesetter division, played a key role in the execution of St. Jude Medical’s diversification strategy, which resulted in its evolution from a successful heart valve company to a broad-based medical device company with a highly successful cardiac rhythm management business. In addition to restructuring organizational processes, he introduced the “Fast Cycle Time” approach in R&D to reduce development cycle times and optimize timing of new product introductions and manufacturing processes. During this time period, St. Jude also achieved a sharp increase in European sales through business focus, additional sales capacity, and marketing campaigns.
Mr. Colen also served as the President and Chief Executive Officer of BeneChill, building its early stage business in Europe and developing its clinical, regulatory and marketing strategy for the US market. He oversaw financing rounds E and F before the company was acquired by a Swedish firm that specializes in brain cooling.
Mr. Colen has also held a number of Board Directorships or Advisory roles, including Mölnlycke Healthcare, Biim Ultrasound, and is currently a director of GTX Medical, a private medical device company. He served on the Board of Middle Peak Medical, a company developing a mitral valve replacement device, until its acquisition by Symetis, which in turn was acquired by Boston Scientific.
Cease Trade Orders and Bankruptcies
No proposed director of the Company is, as of the date of this Management Information Circular, or has been, within the ten years prior to the date hereof, a director or chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to an order that was issued while the proposed director was acting as a director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
No proposed director of the Company is, at the date of this Management Information Circular, or has been within ten years before the date of this Management Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties and Sanctions
No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
Individual Bankruptcies
No proposed director of the Company has, within the ten years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
APPOINTMENT OF AUDITOR
Grant Thornton LLP, Chartered Accountants, Suite 1600, 333 Seymour Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at remuneration to be fixed by the directors.
To be approved, the resolution must be passed by a majority of the votes cast by the holders of Common Shares at the Meeting.  Management recommends a vote “for” in respect of the resolution approving the appointment of the auditor and authorizing the directors to fix the auditor’s remuneration.
APPROVAL OF COMMON SHARE CONSOLIDATION
At the Meeting, shareholders will be asked to consider, and if thought fit, to pass with or without amendment, a special resolution set forth below (the “Share Consolidation Resolution”) to amend its articles to effect a consolidation (the “Consolidation”) of the issued and outstanding Common Shares on a basis of up to 10 pre-Consolidation Common Shares being consolidated into one post-Consolidation Common Share, or such lesser number of pre-Consolidation Common Shares as may be accepted by the TSX and approved by the Board, in its sole discretion. Approval of the Share Consolidation Resolution does not necessarily mean that the Board will implement the Consolidation. Even if the Share Consolidation Resolution is approved by shareholders at the Meeting, and accepted by the TSX, the Board will have the discretion not to proceed with the Consolidation.
In connection with the Consolidation, each stock option, warrant or other security of the Company convertible into pre-Consolidation Common Shares that has not been exercised or cancelled prior to the effective date of the implementation of the Consolidation will be adjusted pursuant to the terms thereof.  The outstanding options and warrants will be adjusted at the same Consolidation ratio. The notes (“Notes”) issued pursuant to the November 2017 private placement, contain certain provisions (“Event Price Provision”) that, on the sixteenth trading day following a consolidation or similar event, reduce the conversion price then in effect to the Event Market Price (as defined in the Notes).
As at the date hereof, a total 67,475,883 Common Shares in the capital of the Company were issued and outstanding. Accordingly, if the Consolidation is put into effect on the basis of the maximum authorized ratio of 10 pre-Consolidation Common Shares for every one post-Consolidation Common Share, a total of approximately 6,747,588 Common Shares in the capital of the Company would be issued and outstanding following the Consolidation, assuming no other changes to the issued capital.

Purpose of the Consolidation
The Board believes the Consolidation to be in the best interest of the Company because it believes that the Consolidation is the only opportunity to avoid a delisting of the Common Shares from the Nasdaq, on which the Common Shares are currently listed and posted for trading in the United States, on the basis of its bid price.
Our Common Shares are currently listed on the Nasdaq and on the TSX under the symbol “NVCN”. We must meet continued listing requirements to maintain the listing of our Common Shares on the Nasdaq and the TSX. For example, for continued listing, the Nasdaq requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share. On January 14, 2019, we received a notice from The Nasdaq Listing Qualifications Department indicating that the minimum closing bid price for our Common Shares had fallen below $1.00 for 30 consecutive business days, and that, therefore, we were no longer in compliance with Nasdaq Listing Rule 5550(a)(2) – bid price. We have 180 calendar days, or until July 15, 2019, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our Common Shares on the Nasdaq will need to be at least $1.00 per share for a minimum of 10 consecutive business days. On May 2, 2019, the closing price of the Common Shares was $0.49 on the Nasdaq. The Company is subject to, and has received notice from the Nasdaq Listing Qualifications Department for non-compliance with, other Nasdaq Listing Rules for which the Common Shares may nonetheless be delisted if the Company cannot regain compliance within the prescribed compliance period. Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even if the securities meet all enumerated criteria for continued listing on the Nasdaq. There can be no assurance that Nasdaq will not exercise such discretionary authority or that the Company will be able to regain compliance with the other relevant Nasdaq Listing Rules prior to expiration of any relevant prescribed compliance period, or if it does, that the Company will be able to maintain such compliance. For a more fulsome description of risks relating to these rules and notices, see the Company’s Annual Report Form 20-F filed on SEDAR and with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.
The Consolidation would trigger a repricing under the outstanding Notes of the Company in accordance with the provisions therein, which may result in further dilution to our shareholders.
Procedure
In the event the Consolidation is approved by the shareholders, accepted by the TSX, and implemented by the Board, the registered holders of Common Shares will be required to exchange the certificates representing their pre-Consolidation Common Shares for new certificates representing post-Consolidation Common Shares. Following the determination of the Consolidation ratio by the Board, and as soon as possible following the effective date of the Consolidation, the registered holders of Common Shares of the Company will be sent a transmittal letter by the Company’s transfer agent, Computershare. The letter of transmittal will contain instructions on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to the transfer agent. The transfer agent will forward to each registered shareholder who has sent the required documents a new Common Share certificate representing the number of post-Consolidation Common Shares to which the shareholder is entitled.
Shareholders will not have to pay a transfer or other fee in connection with the exchange of certificates. Shareholders should not submit certificates for exchange until required to do so. Until surrendered, each certificate formerly representing the Common Shares will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation.

Other Considerations
The Event Price Provision may result in a greater number of Common Shares being issued upon the conversion of the Notes. Other than through the effects of the Event Price Provision, the Consolidation will not materially affect the percentage ownership in the Company by shareholders even though such ownership will be represented by a lesser number of Common Shares. The Consolidation will proportionately reduce the number of Common Shares held by all the shareholders.
The Event Price Provision may create downward pressure on the market price of the post-Consolidation Common Shares as a result of the Consolidation. There are numerous other factors and contingencies that could also affect the price of the Common Shares, including the status of the market for the Common Shares at the time, the Company’s operations and general economic, stock market and industry conditions.
Accordingly, the total market capitalization of the Common Shares after the Consolidation may be lower than the total market capitalization before the Consolidation, and, in the future, the market price of the post-Consolidation Common Shares may not exceed or remain higher than the market price prior to the Consolidation. As a result, the marketability and trading liquidity of the post-Consolidation Common Shares of the Company may not improve. The Consolidation may result in some shareholders owning “odd lots” of Common Shares which may be more difficult for such shareholders to sell or which may require greater transaction costs per share to sell.  If the Consolidation is implemented and the market price of the Common Shares declines, the percentage decline may be greater than would occur in the absence of the Consolidation. The market price of the Common Shares will, however, also be influenced by the Company’s performance and other factors, which are unrelated to the number of Common Shares outstanding.
No fractional Common Shares will be issued pursuant to the Consolidation.  In the event that a shareholder would otherwise be entitled to a fractional Common Share hereunder, the number of Common Shares issued to such shareholder shall, without any additional compensation, be rounded down to the next lesser whole number of Common Shares.
Share Consolidation Resolution
Pursuant to the Canada Business Corporations Act, the Company’s constating documents, and the requirements of the TSX, the Share Consolidation Resolution must be passed by two-thirds of the votes cast by shareholders present in person and represented by proxy at the Meeting. In the event that the Share Consolidation Resolution is not passed by a special resolution, the Company will not proceed with the Consolidation. The Consolidation is also subject to the approval of the TSX. Management unanimously recommends that you vote “for” in respect of the Share Consolidation Resolution.
“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.
the articles of the Company be amended to provide that the authorized share structure of Neovasc Inc. (the “Company”) may be altered by consolidating all of the issued and outstanding common shares of the Company on the basis to be selected by the Company’s board of directors, in its absolute discretion, provided that the consolidation shall be no greater than 10 pre-consolidation common shares for every one post-consolidation common share; and

2.
no fractional Common Shares shall be issued in connection with the Consolidation.  Where the Consolidation would otherwise result in a shareholder of the Company being entitled to a fractional Common Share, the number of post-Consolidation Common Shares issued to such shareholder shall be rounded down to the next lesser whole number of common Shares;

3.
the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders; and

4.
any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions.”

CORPORATE GOVERNANCE
General
Corporate governance refers to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the shareholders of the corporation. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.
The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.
Board of Directors
The Board currently consists of six directors: Paul Geyer, Alexei Marko, Doug Janzen, Steven Rubin (Chairman of the Board), Dr. Jane Hsiao and Dr. William O’Neill.
The Board approved a board mandate on April 29, 2014 (the “Board Mandate”). The Board Mandate requires that the Board meet as required, but at least once a quarter. In addition, management provides updates to the Board as needed between Board meetings. Depending on the level of activity, the Board will meet on an ad hoc basis where necessary to provide input and guidance to management. In general, management consults with the Board frequently and the Board is well informed regarding the Company’s affairs.
The Board Mandate requires that the Board be comprised of a majority of “independent” directors. Paul Geyer, Doug Janzen, Steven Rubin, Dr. Jane Hsiao and Dr. William O’Neill are independent directors as defined in NI 58-101 and National Instrument 52-110 Audit Committees and the TSX Company Manual. Alexei Marko (an executive officer of the Company in the last three years) is deemed not to be an independent director of the Company. If elected as a director, Fred Colen will not be considered to be an independent director. As such, the Board is currently 83% independent. Dr. William O’Neill will not be standing for re-election at the Meeting and Fred Colen will be standing for election. Therefore, if all of the nominees are elected to the Board, the Board will be 67% independent immediately following the Meeting.
The Board Mandate requires that the independent directors meet as required without non-independent directors and management, but at least once quarterly. Additionally, where necessary, the Board strikes special committees of independent directors to deal with matters requiring independence. The Board Mandate requires that the Board maintain a supervisory role over management, and requires that the Board will:
(a)
to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer (“CEO”) and other executive officers and that all such executive officers are creating a culture of integrity throughout the Company;

(b)	ensure that the CEO is appropriately managing the business of the Company;
(c)	ensure appropriate succession planning is in place;
(d)	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;
(e)	consider and approve major business initiatives and corporate transactions proposed by management; and
(f)	ensure the Company has internal control and management information systems in place.
Composition of the Board is such that a majority of the independent directors have significant experience in corporate affairs. As a result, these Board members are able to provide significant and valuable independent supervision over management.
The complete text of the Board Mandate is attached as Schedule “A” hereto.
2018 Attendance Record
The table below shows the number of Board meetings each director attended in 2018.
Name of Director	Number of Meetings Attended	Percentage Attendance
Paul Geyer	3 of 3	100%
Alexei Marko	3 of 3	100%
Douglas Janzen	2 of 3	67%
Steven Rubin	3 of 3	100%
Dr. Jane Hsiao	2 of 3	67%
Dr. William O’Neill	3 of 3	100%

Directorships
The following directors of the Company are also directors of other reporting issuers as set out below:
Name of Director	Name of Reporting Issuer	Name of Exchange Listed On
Douglas Janzen	Aequus Pharmaceuticals Inc. Lexington Biosciences Inc.	TSXV TSXV
Steven Rubin	Castle Brands, Inc. Cocrystal Pharma, Inc. Chromadex Corporation Non Invasive Monitoring Systems, Inc. OPKO Health, Inc. Eloxx Pharmaceuticals, Inc. Red Violet, Inc.	NYSE AMERICAN NASDAQ NASDAQ OTCBB NASDAQ NASDAQ NASDAQ
Dr. Jane Hsiao	Cocrystal Pharma, Inc. Non Invasive Monitoring Systems, Inc. OPKO Health, Inc. TransEnterix, Inc.	NASDAQ OTCBB NASDAQ NYSE AMERICAN

Orientation and Continuing Education
The Board Mandate requires the Board to develop a process for the orientation and education of new members of the Board and support continuing education opportunities for all members of the board. In addition, the CGNC has a written Mandate (the “CGNC Mandate”), which requires that the CGNC:
(a)
ensure that a process is established for the orientation and education of new directors, to both the nature and operation of the Company’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Company expects from its directors); and

(b)
ensure that the directors receive adequate information and continuing education opportunities on an on-going basis to enable them to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Company’s business remains current.

Most Board meetings are held by conference call, often including presentations by various functional areas, to give Board members additional insight into the business.
Ethical Business Conduct
The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing directors, executive officers and employees of the Company and its subsidiaries, which sets forth basic standards of ethical and legal behavior and provides mechanisms for known or suspected ethical or legal violations. A copy of the Code was filed on the Company’s SEDAR profile at www.sedar.com on May 15, 2014. The Board monitors compliance with the Code by ensuring that all employees have read and understood the Code and by charging management with bringing to the Board’s attention any issues that arise with respect to the Code.

In addition, the Board has adopted a Whistleblower Policy and process, which allows for anonymous submission of complaints or issues relating to the Code or to any accounting or financial improprieties that may arise.
The Company also has a Disclosure Policy (the “Disclosure Policy”) that is required to be followed by members of the Board, executive officers, and employees. The Disclosure Policy seeks to ensure that material information about the Company is communicated in a timely, factual and accurate manner, and broadly disseminated in accordance with applicable legal and regulatory requirements. The Disclosure Policy also establishes trading restrictions and blackout periods applicable to the Company’s directors, executive officers, employees, and certain other persons as described in the Disclosure Policy.
The Company has also adopted a Harassment Policy which seeks to provide a safe and respectful work environment that is free from harassment by, among other things, providing mechanisms through which harassing behavior may be reported, investigated and addressed.
Nomination of Directors
The process of nominating new directors to the Board involves the CGNC, the Board and management. The Board Mandate requires that appointments to the Board be reviewed on an annual basis. The CGNC Mandate requires that the CGNC identify, in consultation with the CEO, and recommend new directors with appropriate skills to the Board. The CGNC must assess whether each of the candidates so identified will be an independent director. In making its recommendations, the CGNC is required to consider:
(a)	the competencies and skills considered necessary for the Board as a whole to possess;
(b)	the competencies and skills that each existing director possesses; and
(c)	the competencies and skills each new nominee will bring to the Board.
In addition, the CGNC considers whether each new nominee can devote sufficient time and resources to his or her duties as a member of the Board. Recommendations made by the CGNC are considered and discussed, and if a candidate looks promising, the CGNC, the Board and management will conduct due diligence on the candidate. If the results are satisfactory, the candidate is invited to join the Board.
The Company currently has two women serving as executive officers or directors of the Company. The Company has not adopted a formal policy for the identification and nomination of female directors on a going forward basis nor has the Company imposed any formal targets for representation on its Board. The Company annually considers the experience and qualifications of its existing directors before nominating directors for re-election but at this time does not have a formal policy that imposes director term limits. When vacancies arise on its Board, the Company thoroughly considers the Board’s current composition, the Board’s needs on a going forward basis, as well as the experience and qualifications of potential nominees. The Company will continue to review its nomination procedures and will consider updating those procedures as necessary.
Compensation
The CEO’s compensation is determined by the Board (excluding the CEO), based on the recommendation of the Compensation Committee. The Compensation Committee mandate (the “Compensation Committee Mandate”) states that the Compensation Committee will, in making its recommendation regarding the CEO’s salary, also review and consider the Company’s corporate goals and objectives and performance.

The Compensation Committee Mandate also tasks the Compensation Committee with reviewing and recommending changes to the compensation of the Board, as necessary, based on the consideration of factors and issues relevant to the Company. Compensation for Board members is determined by the Board as a whole taking into consideration any recommendations of the Compensation Committee.
For further information, see heading “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Committee”.
Board Committees
The Board believes that its proper governance and effectiveness in carrying out its duties is greatly enhanced by the use of committees. To assist in the discharge of its responsibilities, the Board has designated three standing committees: the Audit and Strategic Activities Committee, the Compensation Committee and the CGNC. The written mandates governing each of these committees require that the committees be comprised of independent directors.
The Audit and Strategic Activities Committee oversees the financial reporting procedures to satisfy itself that there are adequate internal controls over accounting and financial reporting systems. Details regarding the Audit and Strategic Activities Committee can be found in the Company’s Annual Report on 20-F dated March 21, 2019 under the heading “Audit and Strategic Activities Committee Information”.
The Compensation Committee is currently composed of Dr. Jane Hsiao, Doug Janzen and Dr. William O’Neill, all of whom are independent directors. All members of the Compensation Committee have held senior positions within similar companies or faculties and are familiar with designing and reviewing executive compensation packages through their roles within those companies and faculties.  For further information on the Compensation Committee, see the heading “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Committee”.
The CGNC is currently composed of Dr. Jane Hsiao, Alexei Marko and Dr. William O’Neill, of whom Dr. Jane Hsiao and Dr. William O’Neill are independent directors. Alexei Marko (an executive officer of the Company in the last three years) is deemed not to be an independent director of the Company. The CGNC is responsible for making recommendations to the Board concerning governance matters pertaining to the shareholders and the Board. Such matters include the establishment and review of the Company’s corporate governance principles and guidelines, orientation and education of directors and the nomination of new directors.
Other Board Committees
The Board has from time to time designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities. During the most recently completed financial year, the Company did not designate any ad hoc committees.
Assessments
The CGNC Mandate requires that the CGNC be responsible for establishing systems and ensuring that the Board and its committees are performing effectively. At present, the CGNC assesses the effectiveness of the Board and its committees on an ongoing basis.
Position Descriptions
The Board has developed written position descriptions for the Chair of the Board, Chair of the Audit and

Strategic Activities Committee, Chair of the Compensation Committee, Chair of the CGNC, and the CEO. These descriptions mandate that the appropriate chairs are responsible for, among other things, ensuring that their applicable corporate body discharges its responsibilities, scheduling and chairing meetings of such body, monitoring the completion of certain other delegated responsibilities and reporting, as applicable, on the activities of such body.
The CEO’s position description is, at a general level, the full responsibility of the day to day operation of the Company’s business in accordance with its strategic plan, budgets and policies. More specifically, the position description includes developing strategy, business plans and budgets to recommend to the Board in order to increase shareholder value, ensuring the Company has an effective management team below the level of CEO, and ensuring the business affairs of the Company are managed appropriately.
STATEMENT OF EXECUTIVE COMPENSATION
Named Executive Officers
The following individuals are defined as “named executive officers” or “NEOs” pursuant to Form 51-102F6 Statement of Executive Compensation:
(a)	the CEO of Neovasc or any person that acted in a similar capacity during the most recently completed fiscal year;
(b)	the CFO of Neovasc or any person that acted in a similar capacity during the most recently completed fiscal year;
(c)
each of Neovasc’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation was individually more than $150,000 per year. "Executive Officer" means the chairman, and any vice-chairman, president, secretary or any vice-president and any officer of the Company or a subsidiary who performs a policymaking function in respect of the Company; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of Neovasc at the end of the most recently completed financial year.

Each of Fred Colen, President and CEO, Chris Clark, Chief Financial Officer (“CFO”) and Secretary, Alexei Marko, Director and former CEO (“Former CEO”), Brian McPherson, former Chief Operating Officer (“Former COO”), Vicki Bebeau, Vice‑President of Clinical and Regulatory Affairs (“VP, CRA”), Randy Lane, former Vice‑President of New Concept Development & Intellectual Property (“VP, R&D”), Aaron Chalekian, Vice-President, Product Development & Manufacturing Engineering (“VP, PD&E”), John Panton, Vice-President, Quality, is an NEO of the Company for the purposes of this disclosure.
Compensation Discussion and Analysis
Compensation Committee
The Compensation Committee of the Company is composed of Doug Janzen (Chairman), Dr. Jane Hsiao and Dr. William O’Neill, all of whom are independent directors of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section “Election of Directors – Director Biographies” above. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The Compensation Committee:
•	reviews and makes recommendations to the Board about the objectives, performance and compensation of the CEO;
•	reviews the recommendations of the CEO regarding:

•	compensation of the senior executive officers of the Company that report to the CEO;
•
the compensation policy of the Company (the “Executive Compensation Program”), including internal structure, annual review and relationship to market levels and changes to ensure the relationship between senior management performance and compensation is appropriate;

•	significant changes in the Company’s benefit plan and human resources policies with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel; and
•	issuance of stock options to employees, consultants, and directors; and
•	reviews overall compensation programs.

Compensation Discussion and Analysis
The Executive Compensation Program is set to attract and retain the best available talent while efficiently utilizing available resources.  The Company compensates executive management with a package typically including a base salary (“Base Salary”), an incentive compensation plan (“Incentive Compensation”) and equity compensation (“Equity Compensation”) designed to be competitive with comparable employers and to align management’s compensation with the long-term interests of the Company’s shareholders. Incentive Compensation is used as a short-term incentive to achieve Company objectives and Equity Compensation is designed to allow the participants to enjoy the benefits of any increase in Company valuation and share price, should such an increase occur.
The Base Salary, Incentive Compensation and Equity Compensation for the Company’s NEOs were determined by the Compensation Committee. Each of the Compensation Committee members has direct experience that is relevant to his or her responsibilities in executive compensation. The Compensation Committee set the compensation of the NEOs using their combined industry experience. The Compensation Committee delegated to the NEOs the responsibility to set the compensation packages for all other senior management and staff.
Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.
The Compensation Committee Mandate tasks the Compensation Committee with reviewing the Company’s compensation policies on an annual basis to determine whether they are aligned with the Company’s risk management principles and whether they might or are reasonably likely to encourage executives and employees to take excessive risks. In doing so, the Compensation Committee assesses whether the Equity Compensation Policy would likely give rise to material risks to the Company. The Company has not identified any risks arising from the Equity Compensation Policy that are reasonably likely to have a material adverse effect on the Company.
While there is currently no formal policy prohibiting directors and NEOs from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly by the directors and NEOs, no director or NEO has purchased any such financial instruments as of the date hereof.
The following table and graph compare the cumulative total shareholder return on $100 invested on Common Shares of the Corporation, with $100 invested in the S&P TSX Composite Index from December 31, 2013 to December 31, 2018 (the Company’s most recent financial year end)

	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2016	December 31, 2017	December 31, 2018
Neovasc Inc.	100.00	187.80	152.44	56.58	18.29	0.20
S&P TSX Composite Index	100.00	107.42	95.51	112.23	118.99	105.15

The trend in overall compensation paid to the NEOs over the last five years has generally not tracked the performance of the market price of the Company’s common shares, nor has it tracked the S&P TSX Composite Index during the period.  The Company has not included market price targets for its common shares as a component of the Company’s executive compensation program and strategy.

Base Salary
The Base Salary is set in comparison to the comparable positions in the market and in the industry. In considering the Base Salary, as well as the other components of executive management’s compensation, the Board takes into consideration the financial condition of the Company.
Stock-Based and Cash-Based Bonuses
The Company implemented a non-cash stock-based bonus scheme for the year ended December 31, 2014 which was applied to all of the NEOs, serving for the full year. The stock-based bonus scheme for 2014 included objectives pertaining to the development of the Tiara and Reducer. The NEOs were awarded 75% of their potential stock-based award for 2014 based on their achievements against the objectives.
For the year ended December 31, 2015, the Compensation Committee eliminated the stock-based bonus and instead implemented a cash-based bonus whereby cash awards up to a maximum of 30% of each NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer.  The NEOs were awarded 22.5% of their potential cash-based award for 2015 based on their achievements against the objectives.
For the year ended December 31, 2016, the Compensation Committee continued with a cash-based bonus whereby cash awards up to a maximum of 30% of each NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer. The NEOs were awarded 30% of their potential cash-based award for 2016 based on their achievements against the objectives.
For the year ended December 31, 2017, the Compensation Committee continued with a cash-based bonus whereby cash awards up to a maximum of 30% of each NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer. The NEOs were awarded 50% of their potential cash-based award for 2016 based on their achievements against the objectives.
For the year ended December 31, 2018, the Compensation Committee continued with a cash-based bonus whereby cash awards up to a maximum of 100% of Fred Colen’s, 70% of Chris Clark and Vicki Bebeau’s and 30% of each remaining NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and the Reducer. The bonuses available and paid to the NEOs during the financial year ended December 31, 2018 were:

NEO	BONUS AVAILABLE	BONUS PAID
Fred Colen (President & CEO)	$390,000	$349,500
Alexei Marko (Former CEO)	$94,987(1)	nil(1)
Chris Clark (CFO)	$180,079(1)	$153,067(1)
Brian McPherson (Former COO)	$60,851(1)	nil(1)
Vicki Bebeau (VP, C&R)	$184,576	$92,288
Randy Lane (Former VP, R&D)	$62,280(1)	nil(1)
Aaron Chalekian (VP, PD&E)	$66,000	$33,000
John Panton (VP, Quality)	$52,392(1)	$35,400(1)
Notes:
(1)	This amount was originally paid in Canadian dollars and has been converted into U.S. dollars using the 2018 average annual exchange rate of the Federal Reserve of U.S.$0.7329 per Canadian Dollar.

Option-Based Awards
The Board maintains the authority to award Equity Compensation, including stock options pursuant to the Company’s stock option plan (the “Option Plan”), to the Company’s NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company may reserve up to 15% of the Common Shares issued and outstanding at any time pursuant to the exercise of options under the Option Plan. In determining NEOs’ option-based Equity Compensation, the Compensation Committee reviews each executive’s contribution to the Company’s strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives’ options. The CEO and CFO were consulted on the grant of Equity Compensation and made recommendations on the grant of stock options, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board. See the heading “Securities Authorized for Issuance under Equity Compensation Plans” for further information regarding the Option Plan.
EXECUTIVE OFFICER COMPENSATION
Summary Compensation Table
The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31, 2016, 2017 and 2018 is summarized as follows and expressed in U.S dollars unless otherwise noted:
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation		Pension Value ($)(3)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plan($)
Fred Colen President & CEO	2018	$390,000	N/A	$679,401(1)	$349,500	N/A	NIL	NIL	$1,418,901
Alexei Marko Former CEO & Director(4)	2018 2017 2016	$171,504(5) $316,623 $304,163	N/A N/A N/A	$148,987(1) $136,791 NIL	NIL $47,493 $27,375	N/A N/A N/A	NIL NIL NIL	NIL NIL NIL	$320,491 $500,907 $331,538
Chris Clark CFO & Secretary	2018 2017 2016	$257,256(5) $257,256 $247,728	N/A N/A N/A	$216,128(1) $109,433 NIL	$153,067 $38,478 $22,296	N/A N/A N/A	NIL NIL NIL	NIL NIL NIL	$626,451 $405,167 $270,024
Brian McPherson Former COO	2018 2017 2016	$109,870(5) $196,240 $194,957	N/A N/A N/A	$4,090(1) $54,716 NIL	NIL $30,426 $17,546	N/A N/A N/A	NIL NIL NIL	NIL NIL NIL	$113,960 $281,382 $212,503
Randy Lane Former VP, R&D	2018 2017 2016	$205,871(5) $207,600 $201,554	N/A N/A N/A	$76,969(1) $164,149 NIL	NIL $31,140 $18,140	N/A N/A N/A	$7,720 $7,785 $7,559	NIL NIL NIL	$290,560 $410,674 $227,253
Vicki Bebeau VP, C&R	2018 2017 2016	$263,680 $245,687 $248,607	N/A N/A N/A	$137,252(1) $218,865 NIL	$92,288 $36,853 $22,375	N/A N/A N/A	$6,449 $4,914 $5,147	NIL NIL NIL	$499,669 $506,319 $276,129
Aaron Chalekian VP, PD&E	2018 2017 2016	$214,958 $190,200 $180,000	N/A N/A N/A	$140,959(1) $98,512 NIL	$33,000 $55,530 NIL	N/A N/A N/A	$6,449 $4,063 $5,400	NIL NIL NIL	$395,366 $348,125 $185,400
John Panton VP, Quality	2018 2017 2016	$153,303(5) $124,885 $120,786	N/A N/A N/A	$134,946(1) $84,004 NIL	$35,400 $36,780 NIL	N/A N/A N/A	$3,832 $3,126 $3,020	NIL NIL NIL	$327,481 $248,795 $123,806(

Notes:
(1)
The Company uses the Black-Scholes option pricing model to calculate the fair value of option-based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 2.24%; b) expected life of 4 years; c) the price of the stock on the grant date of $3.03; d) expected volatility of 72%; and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value

(2)	These numbers are calculated in accordance with IFRS 2 Share-based Payment (pre and post adoption of IFRS) and are the same numbers as used in the Company’s financial statements.
(3)	Amounts equal to RRSP monthly payments by the Company. See “Pension Plan Benefits”.
(4)	Mr. Marko did not receive any compensation related to his services as a director of the Company. Mr. Marko resigned as CEO in January 2018.
(5)	This amount was originally paid in Canadian dollars and has been converted into U.S. dollars using the 2018 average annual exchange rate of the Federal Reserve of U.S.$0.7329 per Canadian Dollar.
INCENTIVE PLAN AWARDS
Outstanding Share-based Awards and Option-based Awards
No share-based awards were granted to the NEOs in the most recent financial year. The following table sets out all option-based awards as at December 31, 2018, for each NEO:
	Option- based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Fred Colen President & CEO	20,000 2,500 600,000 250,000	$63.00 $6.00 $2.72 $0.88	January 24, 2026 March 31, 2026 September 30, 2026 December 3, 2026	NIL NIL NIL NIL	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Alexei Marko Former CEO	2,500 1,250 700 100,000	C$650.00 C$190.00 $63.00 $2.72	April 15, 2019 March 31, 2022 January 24, 2026 September 30, 2026	NIL NIL NIL NIL	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Chris Clark CFO & Secretary	2,000 1,000 3,000 1,250 300,000 100,000	C$650.00 C$190.00 $63.00 $6.00 $2.72 $0.88	April 15, 2019 March 31, 2022 January 24, 2026 March 31, 2026 September 30, 2026 December 3, 2026	NIL NIL NIL NIL NIL NIL	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Brian McPherson COO	1,500 500 240	C$650.00 C$190.00 $63.00	April 15, 2019 March 31, 2022 January 26, 2026	NIL NIL NIL	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Randy Lane VP, R&D	2,250 500 1,500 2,000 750 50,000	C$650.00 C$1,176.00 C$190.00 C$63.00 C$6.00 C$2.72	April 15, 2019 February 24, 2020 March 31, 2022 January 24, 2026 March 31, 2026 September 30, 2026	NIL NIL NIL NIL NIL NIL	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A

Vicki Bebeau VP, C&R	1,500 500 2,000 3,000 1,250 100,000 50,000	C$680.00 C$1,176.00 C$190.00 $63.00 $6.00 $2.72 $0.88	May 12, 2019, February 24, 2020 March 31, 2022 January 24, 2026 March 31, 2026 September 30, 2026 December 3, 2026	NIL NIL NIL NIL NIL NIL NIL	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A
Aaron Chalekian VP, PD&E	750 278 500 2,000 750 100,000 50,000	C$1,100.00 C$519.00 C$190.00 $63.00 $6.00 $2.72 $0.88	April 16, 2020 December 28, 2020 March 31, 2022 January 24, 2026 March 31, 2026 September 30, 2026 December 3, 2026	NIL NIL NIL NIL NIL NIL NIL	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A
John Panton VP, Quality	500 250 217 500 2,000 750 100,000 50,000	C$843.00 C$792.00 C$519.00 C$190.00 $63.00 $6.00 $2.72 $0.88	June 1, 2020 July 31, 2020 December 28, 2020 March 31, 2022 January 24, 2026 March 31, 2026 September 30, 2026 December 3, 2026	NIL NIL NIL NIL NIL NIL NIL NIL	N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A
Notes:
(1)
Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company’s common shares as at December 31, 2018 (C$0.83 closing price on the TSX) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each NEO:
Name and Principal Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Fred Colen President & CEO	NIL	N/A	N/A
Alexei Marko Former CEO & Director	NIL	N/A	N/A
Chris Clark CFO & Secretary	NIL	N/A	N/A
Brian McPherson Former COO	NIL	N/A	N/A
Randy Lane Former VP, R&D	NIL	N/A	N/A
Vicki Bebeau VP, C&R	NIL	N/A	N/A
Aaron Chalekian VP, PD&E	NIL	N/A	N/A
John Panton VP, Quality	NIL	N/A	N/A
Notes:
(1)	All options are granted at market price.

The following table sets out the burn rate of the Option Plan for the three most recently completed financial years:
Year	Options Granted	Weighted Average Securities Outstanding (000,000) (000,000)	Burn Rate
2018	3,660,530	141.60	25.85%
2017	1,844,500	81.523	2.26%
2016	170,061	67.465	0.25%
PENSION PLAN BENEFITS
The Company does not provide a pension plan for NEOs. The Company matches 50% of the contributions paid by certain NEOs into their Registered Retirement Savings Plans or 401(k) plans in the United States (“RRSP”). Certain NEOs each contribute 7.5% of their salaries to their respective RRSPs and receive a benefit of a 3.75% contribution paid by the Company.
TERMINATION, CHANGE OF CONTROL BENEFITS AND EMPLOYMENT CONTRACTS
Except as follows, the Company has not entered into any contracts, agreements, plans or arrangements that provide payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities:
1.
January 22, 2018, the Company appointed Fred A. Colen as President and Chief Executive Officer. Pursuant to his employment agreement, Mr. Colen is entitled to a base salary, which is C$390,000 for the 2018 financial year, a bonus of up to 100% of his salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Colen is entitled to receive the entirety of his compensation for an additional 6-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Colen will receive a cash payment equal to approximately 2 times his base salary and 2 times 3.75% of his base salary as additional retirement plan contributions and 100% of his Options will immediately vest. Mr. Colen’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 12 months of the termination of his employment, for any reason. Assuming Mr. Colen was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: $195,000
Termination within 12 months following a change of control: $809,250
2.
Between July 2008 and January 2018, Mr. Marko was CEO of the Company. Mr. Marko resigned as President and CEO in January 2018. He was not terminated without cause or following a change of control. Mr. Marko is receiving C$216,000/year until December 31, 2019 and in addition to his base salary. Upon termination without cause, Mr. Marko is entitled to receive the entirety of his compensation for an additional 12-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Marko will receive a cash payment equal to approximately 2 times his existing compensation. Mr. Marko’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 12 months of the termination of his employment, for any reason. Assuming Mr. Marko was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: C$561,600
Termination within 12 months following a change of control: C$1,123,200
3.
In October 2007, Mr. Clark became CFO of the Company. Pursuant to his employment agreement, as amended, Mr. Clark is entitled to a base salary, which was C$351,000 for the 2018 financial year, a bonus of up to 70% of his salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Clark is entitled to receive the entirety of his compensation for an additional 15-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Clark will receive a cash payment equal to approximately 1.5 times his existing compensation. Mr. Clark’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 15 months of the termination of his employment, for any reason. Assuming Mr. Clark was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: C$745,875
Termination within 12 months following a change of control: C$1,118,812
4.
From June 2009 until January 2018 Mr. McPherson was COO of the Company. Mr. McPherson resigned as COO in January 2018 and was not terminated without cause or following a change of control. He is receiving C$138,375/year until July 31, 2019. Upon termination without cause, Mr. McPherson is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. McPherson will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. McPherson’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. McPherson was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: C$269,831
Termination within 12 months following a change of control: C$337,289
5.
From July 2011 until September 2018 Mr. Lane was VP, R&D of the Company. Mr. Lane resigned as VP, R&D in September 2018 and was not terminated without cause or following a change of control. He is receiving C$283,250/year until July 31, 2019. Upon termination without cause, Mr. Lane is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Lane will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Lane’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. Lane was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: C$284,135
Termination within 12 months following a change of control: C$355,169

6.
In May 2014, Ms. Bebeau became VP, Clinical Affairs of the Company. Pursuant to her employment agreement, as amended, Ms. Bebeau is entitled to a base salary, which was $263,680 for the 2018 financial year, a bonus of up to 70% of her salary based on meeting certain operation objectives, 401k matching and to participate in the Company’s Option Plan. Upon termination without cause, Ms. Bebeau is entitled to receive the entirety of her compensation for an additional 9-month period.  In addition, if such termination occurs within 12 months of a change of control Ms. Bebeau will receive a cash payment equal to approximately 1.25 times her existing compensation. Ms. Bebeau’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of her employment, for any reason. Assuming Ms. Bebeau was terminated on the last business day of the most recently completed financial year, she would receive the following estimated payments:

Termination without cause:  $164,049
Termination within 12 months following a change of control:  $205,061
7.
In March 2015, Mr. Chalekian became Vice-President, Product Development & Manufacturing Engineering of the Company. Pursuant to his employment agreement, Mr. Chalekian is entitled to a base salary, which was $220,000 for the 2018 financial year, a bonus of up to 30% of his base salary based on meeting certain operational objectives, 401k matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Chalekian is entitled to receive the entirety of his compensation for one month’s notice for each complete year of service up to a maximum of 9 months. In addition, if such termination occurs within 12 months of a change of control Mr. Chalekian will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Chalekian’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. Chalekian was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: $73,563
Termination within 12 months following a change of control: $91,953
8.
Mr. Panton joined the Company in May 2015 as Director of Quality Systems and moved to Vice-President of Quality in November 2017.Pursuant to his employment agreement, Mr. Panton is entitled to a base salary, which was C$238,200 for the 2018 financial year, a bonus of up to 30% of his base salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Panton is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control Mr. Panton is will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Panton’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. Panton was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: C$239,025
Termination within 12 months following a change of control: C$298,780

DIRECTOR COMPENSATION
In 2018, the directors of the Company (excluding any executive officers) were each paid an annual retainer of US$50,000, without any meeting fees. In addition, the Chairman of the Board, Mr. Steven Rubin, was paid an extra annual retainer of $10,000 and the Chairman of the Audit and Strategic Activities Committee, Mr. Paul Geyer, was paid an extra annual retainer of $10,000.  On June 4, 2018, Mr. Paul Geyer resigned as Chairman of the Board and was appointed Chairman of the Audit and Strategic Activities Committee and Mr Steven Ruben resigned as Chairman of the Audit and Strategic Activities Committee and was appointed Chairman of the Board.
Summary Compensation Table
During the Company’s most recently completed financial year of December 31, 2018, the compensation paid to each director, who was not an NEO, is summarized as follows:
Name and Principal Position	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)(1)
				Annual Incentive Plans ($)	Long-term Incentive Plan ($)
Paul Geyer Former Chairman and Director	60,000	N/A	145,576	N/A	N/A	N/A	N/A	205,576
Steven Rubin Chairman and Director	60,000	N/A	145,576	N/A	N/A	N/A	N/A	205,576
Douglas Janzen Director	50,000	N/A	148,987	N/A	N/A	N/A	N/A	198,987
Jane Hsiao Director	50,000	N/A	145,576	N/A	N/A	N/A	N/A	195,576
William O’Neill Director	50,000	N/A	145,576	N/A	N/A	N/A	N/A	195,576
Share-based Awards and Option-based Awards
No share-based awards were granted to the directors in the most recent financial year. The following table sets out all option-based awards as at December 31, 2018 for each director who was not an NEO:

	Option- based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares of units or shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Paul Geyer Director	800 150 300 500 100,000	C$650.00 C$1,176.00 C$190.00 $63.00 $2.72	April 15, 2019 February 24, 2020 March 31, 2022 January 24, 2026 September 30, 2026	NIL NIL NIL NIL NIL	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Douglas Janzen Director	650 150 300 700 100,000	C$650.00 C$1,176.00 C$190.00 $63.00 $2.72	April 15, 2019 February 24, 2020 March 31, 2022 January 24, 2026 September 30, 2026	NIL NIL NIL NIL NIL	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Jane Hsiao Director	650 150 300 500 100,000	C$650.00 C$1,176.00 C$190.00 $63.00 $2.72	April 15, 2019 February 24, 2020 March 31, 2022 January 24, 2026 September 30, 2026	NIL NIL NIL NIL NIL	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Steven Rubin Chairman	750 150 300 500 100,000	C$650.00 C$1,176.00 C$190.00 $63.00 $2.72	April 15, 2019 February 24, 2020 March 31, 2022 January 24, 2026 September 30, 2026	NIL NIL NIL NIL NIL	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
William O’Neill Director	650 150 300 500 100,000	C$650.00 C$1,176.00 C$190.00 $63.00 $2.72	April 15, 2019 February 24, 2020 March 31, 2022 January 24, 2026 September 30, 2026	NIL NIL NIL NIL NIL	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Notes:
(1)
Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company’s common shares as at December 31, 2018 (C$0.83 closing price on the TSX) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each director who was not a NEO:

Name and Principal Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Paul Geyer Director	NIL	N/A	N/A
Douglas Janzen Director	NIL	N/A	N/A
Jane Hsiao Director	NIL	N/A	N/A
Steven Rubin Chairman	NIL	N/A	N/A
William O’Neill Director	NIL	N/A	N/A
Notes:
(1)	All options are granted at market price.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The Board maintains the authority to award Equity Compensation, including stock options pursuant to the Option Plan, to the Company’s NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company may reserve up to 15% of the Common Shares issued and outstanding at any time pursuant to the exercise of options under the Option Plan. In determining NEOs’ option based Equity Compensation, the Compensation Committee reviews each executive’s contribution to the Company’s strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives’ options. The CEO and CFO were consulted on the grant of Equity Compensation and made recommendations on the grant of stock options, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board.
Equity Compensation Plan Information
Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (as at December 31, 2018)	Weighted-average exercise price of outstanding options, warrants and rights (as at December 31, 2018)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (as at December 31, 2018)
Equity compensation plans approved by securityholders(1)	3,697,652	$7.58	504,928
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,697,652	$7.58	504,928
Notes:
(1)
The Option Plan enables the directors, executive officers, employees and consultants of the Company and its affiliates to participate in the growth and development of the Company by providing such persons with the opportunity, through options to purchase Common Shares, to acquire an increased proprietary interest in the Company that is aligned with the interests of the shareholders. The Option Plan provides that 15% of the issued and outstanding Common Shares of the Company are reserved for issuance as options for eligible optionees.

The shareholders of the Company approved the Option Plan at the annual general meeting of shareholders held on June 12, 2012, subsequently at the annual general meetings held on June 18, 2013, June 18, 2014 and June 13, 2017. The Board subsequently amended the Option Plan on April 12, 2018. Pursuant to the Option Plan, up to a maximum of 15% of the Common Shares issued and outstanding at any time may be reserved for issuance pursuant to the exercise of Options. The Option Plan does not contain any provisions that would restrict an NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Common Shares granted to such individuals.
In accordance with the term of the Option Plan, as administered by the Board, the Board may grant options to directors, executive officers, employees and consultants of the Company and its affiliates. The Option Plan was adopted to offer incentives to directors, executive officers, employees, management and others who provide services to the Company or any subsidiary, to act in the best interests of the Company. The Board, in consultation with the Company’s Compensation Committee, has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable.
The Option Plan provides that the Company can reserve for issuance up to 15% of the Common Shares issued and outstanding at any time as options (each, an “Option”). As of May 2, 2019, there were 9,283,632 options issued and outstanding, this number represents 13.76% of the Company’s issued and outstanding Common Shares. As of May 2, 2019, there were 10,121,382 Common Shares reserved for issuance upon the exercise of outstanding Options, representing 15.0% of the Company’s issued and outstanding Common Shares. Accordingly, as of May 2, 2019 there were 837,750 Common Shares available for issuance under the Option Plan representing 1.24% of the Company’s issued and outstanding Common Shares.
The Option Plan also contains a replenishment feature, which provides that the maximum number of Common Shares that may be issued as Options does not increase, provided that the number of Common Shares reserved for issuance under the Option Plan will automatically be replenished by an amount equal to the number of Common Shares issued upon the exercise of any Options under the Option Plan.
The exercise price for Options issued under the Option Plan will be set by the Board; however, the exercise price of an Option cannot be less than the Market Price (as defined therein) at the time of such grant of Options. The Market Price is defined as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant date. To exercise their Options, participants must either provide a certified cheque, wire transfer or bank draft, or may utilize the net settlement feature of the Option Plan. Upon a net settlement exercise, the Company will deliver to such participant that number of Common Shares equal to the following formula:
That number of fully paid and non‑assessable Common Shares (“X”) equal to the number of options (“Y”) multiplied by the quotient obtained by dividing the result of the Market Price of one Common Share (“B”) less the Exercise Price per Common Share (“A”) by the Market Price of one Common Share (“B”). Expressed as a formula, such conversion shall be computed as follows:
X = (Y) ×	(B – A)
(B)

The Option Plan provides that a holder may exercise their options in cash, or by providing a written notice to the Company pursuant to which the holder agrees to transfer and dispose of a specified number of options to the Company in exchange for Common Shares having a fair market value equal to the fair market value of such options disposed of and transferred to the Company.
The Option Plan provides that the maximum number of Common Shares issuable to insiders under such plan cannot exceed the “Insider Participation Limit”, which means the number of Common Shares: (i) issued to Insiders within any one year period; and (ii) issuable to Insiders at any time; under the Option Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the Company’s total issued and outstanding Common Shares, respectively.
An option is personal to the grantee of the option and is non‑transferable and non‑assignable. The Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of options and the issuance of Common Shares. If the employment or appointment of an option holder with the Company or its affiliates is terminated by either party for any reason other than termination for cause or death, the options held by such option holder must be exercised within 120 days of the date of termination of the option holder’s employment or appointment with the Company. If terminated for cause, the options held by such option holder terminate and are cancelled upon the holder ceasing to be a director, executive officer or employee of the Company or its affiliates. In the case of the death of a holder, any vested option held by him at the date of death will become exercisable by the holder’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such holder and the date of expiration of the term otherwise applicable to such option.
In the normal course of business, there are times when the Company’s directors, executive officers and employees are party to material undisclosed information about the Company. Such periods are referred to as a “Blackout Period”. During a Blackout Period, securities laws prohibit such persons from trading in the Company’s securities, including exercising any option they may hold. Blackout Periods can be put into effect at any time, but are scheduled to occur prior to the release of the Company’s financial statements. The Option Plan provides that if the expiry date for any Option should fall within a Blackout Period, or within nine days of the expiration of a Blackout Period, such expiry date shall be automatically extended for a period of ten days beyond the expiration of the Blackout Period.
The Option Plan contains standard adjustment and anti‑dilution provisions for changes in the capital structure of the Company. The Option Plan also includes provisions pursuant to the recent amendments to the Income Tax Act (Canada) which requires the Company to withhold and remit to Canada Revenue Agency, the estimated tax on the deemed benefit arising from the exercise of a stock option. The Option Plan also provides that in the event of a change of control of the Company, or in the event of a sale of all or substantially all of either the Tiara or Reducer assets, all previously granted options will immediately vest and become exercisable.
In order to comply with certain provisions of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the “U.S. Code”), in the granting of Options to eligible participants who are citizens or residents of the United States (including its territories, possessions and all areas subject to its jurisdiction), the Option Plan provides that subject to certain conditions, such Options may be granted as incentive stock options (within the meaning of the U.S. Code) (“ISOs”). The Option Plan limits the aggregate total of ISOs available to grant to 500,000 of the maximum number of Options available for issuance.
The Board may, subject to the requirements of the TSX Company Manual, at any time and from time to time, amend any of the provisions of the Option Plan without consent or approval from shareholders, including without limitation:

(a)	amend, modify or terminate the Option Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder;
(b)
to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission;

(c)
to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Company, or adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying common shares of the Company from the maximum number reserved for issuance under the Option Plan;

(d)	to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend an outstanding Option’s expiry date;
(e)
to change the provisions for termination or cancellation of Options so long as the change does not permit the Company to grant an Option with an expiry date of more than maximum allowable expiry date in the TSX Company Manual or to extend an outstanding Option’s expiry date;

(f)
to make any addition to, deletion from or alteration of the provisions of the Option Plan or any Option that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the board of directors to be inconsistent with the purpose of the Option Plan; and

(g)
to change the transferability of Options to permit a transfer or assignment to a spouse or other family member, an entity controlled by the Option holder or spouse or family member, an RRSP, TFSA, RRIF or managed investment account of the Option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes.

The above amendment provisions are also subject to, among other things, the following restricted amendment provisions (which will require Disinterested Shareholder Approval as such term is defined in the TSX Company Manual):
(a)	any reduction in the exercise price of an Option previously granted to an Insider (as defined in the TSX Company Manual);
(b)	subject to limited exceptions, any extension of the expiry date of an Option previously granted to an Insider (as defined in the TSX Company Manual);
(c)	any amendment to remove or to exceed the Insider Participation Limit (as defined in the TSX Company Manual);

(d)	any increase in the maximum number of securities issuable under the Option Plan, either as a fixed number or a fixed percentage of the Company’s issued and outstanding common shares; and
(e)	any amendment to the amendment provisions described above.
On April 12, 2018, the Board amended the Option Plan to amend the definition of “Market Price” to include the TSX or another stock exchange where the majority of the trading volume and value of the Common Shares occurs and to allow the exercise price to be denominated in either Canadian or United States dollars as determined by the Board. The Board was permitted under the Option Plan to amend the Option Plan without seeking securityholder approval.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
This Management Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.
MANAGEMENT CONTRACTS
Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Company has purchased insurance for the benefit of its directors and executive officers against liability incurred by them, subject to certain limitations contained in and as outlined in the insurance policies. For the 12-month period ending June 30, 2019, the policy provides coverage to directors and executive officers in the aggregate amount in any policy year of C$20,000,000 subject to a deductible of C$Nil for Insured Persons under Insuring Agreement A (as defined in the policy) not indemnified by the company and C$50,000 in respect of all other claims under Insuring Clause B and $750,000 with respect to insuring Clause C. The total of premiums and fees charged for this insurance during the 2018-2019 policy term was $355,122.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2018. The Company will provide to any person or company, upon request to Chris Clark, CFO, one copy of the comparative financial statements of the Company filed with the applicable securities regulatory authorities for the Company’s two most recently completed financial years in respect to which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Company filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.
Copies of the above documents will be provided free of charge to securityholders of the Company. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document. The foregoing documents are also available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.
OTHER MATTERS
The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Management Information Circular.

DIRECTORS’ APPROVAL
The contents of this Management Information Circular and its distribution to shareholders have been approved by the Board of the Company.
DATED at Richmond, British Columbia, May 2, 2019.
BY ORDER OF THE BOARD
Signed: Steve Rubin
Steve Rubin
Director

Schedule A
Board Mandate

NEOVASC INC.
BOARD MANDATE
Purpose
The board of directors (the “Board”) of Neovasc Inc. (the “Corporation”) is responsible for the proper stewardship of the Corporation.  The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.
Membership and Reporting
2.
The Board will be comprised of a majority of “independent” directors within the meaning of the applicable listing standards of the Toronto Stock Exchange and the Nasdaq Stock Market and will have the number of directors as may be determined in accordance with the Canada Business Corporations Act, and the Corporation’s articles and bylaws.

3.
Appointments to the Board will be reviewed on an annual basis.  The Corporate Governance and Nomination Committee (the “CGNC”), in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

4.
The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable.  The Chairman will be appointed by a vote of the Board on an annual basis.

5.	The Board will report to the shareholders of the Corporation and will develop, in its discretion, a formal or informal process for the shareholders to provide feedback to the Board.
Terms of Reference
Meetings
6.	The Board will meet as required, but at least once quarterly.
7.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.
Meeting Preparation and Attendance
8.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:
(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.
Corporate Planning
9.	The Board will:
(a)	adopt a strategic planning process and approve a strategic plan each year; and
(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.
Risk Management and Ethics
10.	The Board will:
(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;
(b)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and
(c)	adopt a disclosure policy.
Supervision of Management
11.	The Board will:
(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;
(b)	ensure that the CEO is appropriately managing the business of the Corporation;
(c)	ensure appropriate succession planning is in place;
(d)	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;
(e)	consider and approve major business initiatives and corporate transactions proposed by management; and
(f)	ensure the Corporation has internal control and management information systems in place.
Management of Board Affairs
12.	The Board will:
(a)	develop a process for the orientation and education of new members of the Board;

(b)	support continuing education opportunities for all members of the Board;
(c)	in conjunction with the CGNC, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;
(d)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;
(e)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and
(f)	disclose on an annual basis the mandate and composition of the Board and its committees.

Approved by the Board:  April 29, 2014